05011102

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

RECEIVED SEC MAIL PROCESSING SECTION SEP 0 9 2005 WASH. D.C. 185

Your reference	File No. 82-5089
Our reference	RR/jp
Date	09/08/2005

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich assesses impact of European floods and Hurricane Katrina "

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
SEP 1 2 2005
THOMSON
FINANCIAL

Enclosures

dw9/12

News Release

ZURICH
FINANCIAL SERVICES

Zurich assesses impact of European floods and Hurricane Katrina

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, September 8, 2005 – Zurich Financial Services Group (Zurich) announced today that, based on preliminary estimates, it expects aggregate claims payments related to the recent floods affecting Switzerland, southern Germany and Austria of approximately USD 100 million before tax and net of third party shares. Charges for the European floods will be recorded in the third quarter.

Zurich is not yet in a position to confirm by when reliable estimates of the claims arising from Hurricane Katrina can be made. Such estimates are difficult to compile for numerous reasons, including the initial damage in Florida, the sheer size of destruction in Alabama, Louisiana and Mississippi, the flooding of New Orleans, which poses enormous cleanup and restoration efforts, as well as wide-spread and potentially long-lasting business interruptions. In addition, it continues to be very difficult for claims adjusters to access the areas affected.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "These events have again reminded us of the fragile environment in which we live. Loss of precious life is high, and the scale of damage caused is difficult to comprehend. While nothing can fully compensate for such catastrophes, I am proud to say that our people are here to help. Even under difficult circumstances, our primary goal is to respond quickly to customer calls and handle claims effectively and in a non-bureaucratic manner."

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.